HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/04852

13th December, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 12th December, 2006 in respect of the Poll Results of the Company's Annual General Meeting, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 · 傳真 Fax: (852) 2908 8838 · 網址 Website: www.hld.com



HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 97)

ANNUAL GENERAL MEETING HELD ON 12 DECEMBER 2006
POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Investment Limited (the "Company") held on 12 December 2006, a poll was demanded by the Chairman of the Meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 25 October 2006. The poll results in respect of all the resolutions proposed at the AGM are as follows:

Resolutions		Number of Votes (%)	
		For	Against
1.	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30 June 2006.	2,199,789,708 (99.9968%)	70,000 (0.0032%)
2.	To declare a Final Dividend of HK$0.15 per share.	2,201,574,708 (100.0000%)	0 (0.0000%)
3.	To re-elect Mr. Colin Lam Ko Yin as director.	2,191,307,078 (99.6797%)	7,041,030 (0.3203%)
	To re-elect Mr. Lee Tat Man as director.	2,198,348,108 (100.0000%)	0 (0.0000%)
	To re-elect Mr. Lee King Yue as director.	2,198,378,108 (100.0000%)	0 (0.0000%)
	To re-elect Mr. Lau Chi Keung as director.	2,198,378,108 (100.0000%)	0 (0.0000%)
	To re-elect Mr. Augustine Wong Ho Ming as director.	2,198,378,108 (100.0000%)	0 (0.0000%)
	To re-elect Mr. Leung Hay Man as director.	2,198,378,108 (100.0000%)	0 (0.0000%)
	To authorise the Board of Directors to fix the Directors' remuneration.	2,198,339,108 (99.9996%)	9,000 (0.0004%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.	2,201,556,708 (100.0000%)	0 (0.0000%)
5.	(A) To give a general mandate to the Directors to repurchase shares.	2,198,645,608 (99.3274%)	14,889,000 (0.6726%)
	(B) To give a general mandate to the Directors to allot new shares.	2,134,841,937 (96.4937%)	77,574,671 (3.5063%)
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	2,172,967,669 (98.1678%)	40,556,939 (1.8322%)
	(D) To increase the authorised share capital to HK$1,000,000,000.	2,145,706,476 (96.9368%)	67,804,132 (3.0632%)

As more than 50% of the votes were cast in favour of each of the resolutions 1 to 5, all the resolutions were duly passed as ordinary resolutions.

The Company's share registrar, Standard Registrars Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 3,047,327,395 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 12 December 2006

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.